Exhibit 23.2

[KPMG letterhead]

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Prudential plc:

We consent to the use of our report dated April 7, 2016, with respect to the consolidated statements of financial position of Prudential plc as at 31 December 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended 31 December 2015 and the related financial statement schedule as at 31 December 2015 and 2014, and for each of the years in the three-year period ended 31 December 2015, and the effectiveness of internal control over financial reporting as at 31 December 2015, incorporated herein by reference in the registration statement.

Our report notes that Prudential plc adopted FRS 101 in 2015 for the purposes of presenting its financial statement schedule.

/s/ KPMG LLP
KPMG LLP
London, England

September 21, 2016